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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                --------------------

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 3)

                                --------------------

                               CHATEAU PROPERTIES, INC.
                                   (Name of Issuer)


                                     COMMON STOCK
                               PAR VALUE $.01 PER SHARE
                            (Title of Class of Securities)

                                      161739107
                                    (Cusip Number)

                                --------------------

                                   GARY P. MCDANIEL
                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                ROC COMMUNITIES, INC.
                               6430 SOUTH QUEBEC STREET
                               ENGLEWOOD, COLORADO 80111
                                    (303) 741-3707
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                --------------------

                                       COPY TO:
                                JAY L. BERNSTEIN, ESQ.
                                    ROGERS & WELLS
                                   200 PARK AVENUE
                               NEW YORK, NEW YORK 10166
                                    (212) 878-8000

                                --------------------

                                   OCTOBER 16, 1996
               (Date of event which requires filing of this statement)


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/ /            Check  box if  the  filing  person  has previously  filed  a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

/ /             Check box if a fee is being paid with the statement.

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CUSIP No.   161739107                     13D                           Page  2
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      ROC COMMUNITIES, INC.

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

                               BK
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
                                                                            / /
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                MARYLAND

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                        7.  SOLE VOTING POWER
    NUMBER OF
                           797,115*
     SHARES             -------------------------------------------------------
                        8.  SHARED VOTING POWER
  BENEFICIALLY
                                0
    OWNED BY            -------------------------------------------------------
                        9.  SOLE DISPOSITIVE POWER
     EACH
                                   770,000**
   REPORTING            -------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
  PERSON WITH
                                  0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                797,115*
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                            / /
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                12.2%

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14.  TYPE OF REPORTING PERSON

                                CO

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*    Beneficial ownership  as  to  447,115 of  such Shares is disclaimed.
**   Beneficial  ownership as  to  420,000 of  such Shares is disclaimed.


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                           AMENDMENT NO. 3 TO SCHEDULE 13D

               This Amendment No. 3, which relates to the common stock, par value $.01 per share ("Shares"), of Chateau Properties, Inc. ("Chateau") and is being filed by ROC Communities, Inc. ("ROC"), supplements and amends the Statement on Schedule 13D relating to the Shares originally filed by ROC with the Commission on July 29, 1996, as amended by Amendment No. 1 thereto filed with the Commission on September 20, 1996 and Amendment No. 2 thereto filed with the Commission on October 16, 1996 (as amended, the "Statement"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.


          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               ROC used funds it borrowed from First Chicago pursuant to a short-term loan arrangement to make the purchases of Shares reported in Item 5 below. Such loan bears interest at an annual rate equal to the 30-day LIBOR rate plus 150 basis points and is repayable upon demand by First Chicago. ROC paid First Chicago a fee equal to 0.25% of the principal amount of such loan.


          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (a) ROC may be deemed to beneficially own a total of 797,115 Shares, which represent approximately 12.2% of the total Shares outstanding, although ROC continues to disclaim beneficial ownership of 447,115 of those Shares. Such percentage is based on 6,099,710 Shares actually outstanding, plus 420,000 Shares subject to the Chateau Option which are deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

               (b)-(c) On October 16, 1996, ROC purchased a total of 231,300 Shares in the open market through the facilities of the New York Stock Exchange. All such purchases were effected at a purchase price of $25.50 per Share. ROC has sole voting and dispositive power with respect to all such Shares. However, as previously reported, ROC has agreed with Chateau to vote all such Shares in favor of the Merger.

                                       3

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                             SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 1996


                               ROC COMMUNITIES, INC.


                               By: /s/ GARY P. MCDANIEL
                                   -------------------------------------
                                   Gary P. McDaniel
                                   President and Chief Executive Officer

                                       4